Exhibit 2

22 May, 2017

Dear shareholder,

Given the impact on your investment in Westpac, we felt it was important to update you on the new bank levy announced in this year’s Federal Budget, and what it will mean for your company.

This new tax is bad public policy—an inefficient tax—that targets just five companies who are already among the largest taxpayers in Australia (Westpac is Australia’s second largest taxpayer).

Disappointingly, the tax does not apply to foreign banks, giving them a competitive advantage and favouring foreign shareholders over Australian ones.

Given the limited detail available to us, it is difficult to precisely quantify the impact of the tax. Nevertheless, based on information received to date, we estimate that this new tax will cost Westpac approximately $370 million per annum, with an after tax impact of $260 million per annum. The actual cost of the tax will depend on the final legislation and our liabilities at the time the tax is determined.

The Government also announced that the new bank tax will be levied each and every year going forward, and that they expected the affected banks to ‘absorb’ the new tax—i.e., to not pass it on to customers.

No company can simply ‘absorb’ a new tax—the impact of higher costs ultimately flows through to customers, shareholders, suppliers, staff, or some combination of all four. As we consider how Westpac responds, our guiding principle, as always, will be: What is in the best long-term interest of the company, while balancing the interests of our various stakeholders? In this context we will be pursuing our service strategy with vigour to grow the company and improve productivity to increase your returns over time.

No decision has been made on how we respond to the levy. However, to put this new tax in perspective, and give you a sense of the potential impact on your investment; if the first full year’s impact were borne just by Westpac’s shareholders, it would be equivalent to 8 cents per share. Based on Westpac’s dividends in full year 2016 of 188 cents per share, this would represent 4.3% of dividends paid.

The legislation has yet to pass, although the Government has announced its goal is to implement the tax by 1 July, 2017. In the meantime, we are advocating for two amendments:

•                  the new tax should include foreign banks to ensure Westpac is not competitively disadvantaged; and

•                  a ‘sunset’ clause should be included so the tax stops at the end of this current budget cycle in 2021. This would be consistent with the Government’s announcement that the goal is to support budget repair.

On your behalf, and on behalf of our customers, we will continue to engage constructively with Parliament and the Government to push for these changes. This legislation is yet to be debated so there is still a chance for our voices to be heard.

We also welcome your perspective—and you can share your thoughts with us by emailing investorrelations@westpac.com.au.

In conclusion, I’d like to thank you for your continued investment in the Westpac Group. This is a very special company—currently celebrating its 200th year of helping Australia and Australians to prosper and grow. We intend to be here for another 200 years, and to conduct ourselves and our business in ways that will continue to make you proud of your association with Westpac and pleased with your investment in Westpac shares.

Yours faithfully,

Chairman
Westpac Banking Corporation